# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ICL Group Ltd., CIK 0000941221
CUSIP: M87896102
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: ARANHA ST 23, MILLENNIUM TOWER, Tel Aviv, Israel (L3), 6107025
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001415912

## Reporting persons
- Migdal Insurance & Financial Holdings Ltd: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Israel (L3); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Migdal Insurance Company Ltd.: type of reporting person: insurance company (IC); citizenship or place of organization: Israel (L3); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Migdal Sal Domestic Equities: type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 78,990,548; shared voting power 0; sole dispositive power 78,990,548; shared dispositive power 0; aggregate amount beneficially owned 78,990,548 (6.1% of the class)
  Comment: The shares are held for members of the public through, among others, provident funds, pension funds and insurance policies, which are managed by Reporting Person. This Schedule 13G shall not be construed as an admission by the Reporting Person that it is the beneficial owner thereof.
- Migdal Mutual Funds Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); member of a group; sole voting power 9,703,157; shared voting power 0; sole dispositive power 9,703,157; shared dispositive power 0; aggregate amount beneficially owned 9,703,157 (0.8% of the class)
  Comment: The shares are held for members of the public through mutual funds which are managed by Reporting Person. This Schedule 13G shall not be construed as an admission by the Reporting Person that it is the beneficial owner thereof.

## Item 1. Issuer
Name of issuer: ICL Group Ltd.
Address of issuer's principal executive offices: ARANHA ST 23, MILLENNIUM TOWER, Tel Aviv, Israel, 6107025

## Item 2. Person Filing
Name of person filing: Migdal Insurance & Financial Holdings Ltd.
Address of principal business office or, if none, residence: 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.
Citizenship: Israeli public company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 88,693,705
Percent of class: 6.87%
Sole power to vote or to direct the vote: 88,693,705
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 88,693,705
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
The following wholly owned, direct and indirect subsidiaries of the filing person are the reporting persons:

- Migdal Insurance Company ltd. is an Israeli insurance company.
- Migdal Sal Domestic Equities is registered partnership owned by Migdal Insurance Company ltd. and its wholly owned subsidiary; and acting as an investment SPE used for the beneficiaries of pension and provident funds and life insurance policies managed by Migdal Insurance Company ltd. and its wholly owned subsidiary.
- Migdal Mutual Funds ltd. manages mutual funds.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Migdal Insurance & Financial Holdings Ltd: Erez Migdali, Erez Migdali / CIO (11/13/2025)
- Migdal Insurance & Financial Holdings Ltd: Itay Yanay, Itay Yanay / CFO (11/13/2025)
- Migdal Insurance Company Ltd.: Erez Migdali, Erez Migdali / CIO (11/13/2025)
- Migdal Insurance Company Ltd.: Itay Yanay, Itay Yanay / CFO (11/13/2025)
- Migdal Sal Domestic Equities: Erez Migdali, Erez Migdali / CIO (11/13/2025)
- Migdal Sal Domestic Equities: Itay Yanay, Itay Yanay / CFO (11/13/2025)
- Migdal Mutual Funds Ltd.: Sigal Fishbain, Sigal Fishbain / COO (11/13/2025)